                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 18)(1)

                         Friendly Ice Cream Corporation
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    358497105
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 5, 2007
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 2 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    The Lion Fund L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   946,011
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              946,011
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    946,011
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.59%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 3 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Biglari Capital Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   946,011
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              946,011
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    946,011
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.59%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 4 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Biglari, Sardar
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   946,011
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              946,011
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    946,011
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.59%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 5 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Western Sizzlin Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   946,011
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              946,011
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    946,011
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.59%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 6 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Cooley, Philip L.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   946,011
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              946,011
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    946,011
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.59%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 6 of 12 Pages
----------------------                                    ----------------------

      The following  constitutes  Amendment No. 18 ("Amendment No. 18") to the
Schedule  13D filed by the  undersigned.  This  Amendment  No.  18 amends  the
Schedule 13D as specifically set forth.

      Item 5 is hereby amended and restated to read as follows:

      (a-e) As of the date hereof,  each of the Reporting  Persons may be deemed to be the  beneficial  owner of  946,011  Shares or 11.59% of the  Shares of the
Issuer,  based  upon the  8,162,232  Shares  outstanding  as of April 30,  2007, according to the Issuer's most recent Form 10-Q. Of the 946,011 Shares  reported herein,  520,856  Shares are held directly by the Lion Fund,  425,055 Shares are held directly by WSC and 100 Shares are held directly by Philip L. Cooley.

      Each of the Reporting Persons may be deemed to have the sole power to vote or direct the vote of 0 Shares  and the shared  power to vote or direct the vote of 946,011 Shares.

      Each of the  Reporting  Persons  may be deemed  to have the sole  power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 946,011 Shares.

      Except as set forth in Item 6, there were no transactions in the Shares by the Reporting Persons during the last 60 days.

      The Reporting Persons  specifically  disclaim beneficial  ownership of the
Shares reported herein except to the extent of their pecuniary interest therein.

      Item 6 is hereby amended to add the following:

      On July 5,  2007,  the Lion  Fund and WSC each  sold  130,214  Shares  and
106,263 Shares, respectively, to SCSF Equities, LLC, an affiliate of Sun Capital
Partners,  Inc., for $15.30 per Share. The parties to this  transaction  entered into a letter agreement in connection therewith,  a copy of which is attached as an exhibit hereto and is incorporated herein by reference.

      Item 7 is hereby amended to add the following exhibit:

      A.    Letter  Agreement by and among The Lion Fund L.P.,  Western  Sizzlin
            Corp. and SCSF Equities,  LLC, dated July 5, 2007 (filed herewith as
            Exhibit A).

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 8 of 12 Pages
----------------------                                    ----------------------

                                  SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2007                  THE LION FUND L.P.

                                     By: Biglari Capital Corp.
                                         General Partner

                                     By: /s/ Sardar Biglari
                                         ---------------------------------------
                                         Sardar Biglari, Chief Executive Officer

                                     BIGLARI CAPITAL CORP.

                                     By: /s/ Sardar Biglari
                                         ---------------------------------------
                                         Sardar Biglari, Chief Executive Officer

                                     /s/ Sardar Biglari
                                     -------------------------------------------
                                     SARDAR BIGLARI

                                     WESTERN SIZZLIN CORP.

                                     By: /s/ Sardar Biglari
                                         ---------------------------------------
                                         Sardar Biglari, as Attorney-In-Fact for
                                         Western Sizzlin Corp.

                                     /s/ Sardar Biglari
                                     -------------------------------------------
                                     SARDAR BIGLARI, as Attorney-In-Fact for
                                     Philip L. Cooley

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 9 of 12 Pages
----------------------                                    ----------------------

                                                                       EXHIBIT A

                               SCSF EQUITIES, LLC
                           375 PARK AVENUE, SUITE 1302
                               NEW YORK, NY 10152
                                  212-588-9156

July 3, 2007

The Lion Fund L.P.
Western Sizzlin Corp.

      In connection with our purchase from you of common stock, par value $0.01 per share, ("COMMON STOCK") of Friendly Ice Cream Corporation ("Friendly"), you
hereby acknowledge that you (i) are a sophisticated entity with respect to your agreement to sell to us that number of shares of Common Stock held by you as noted opposite your name on SCHEDULE A attached hereto, (ii) have adequate information concerning the business and financial condition of Friendly to make an informed decision regarding the sale of the Common Stock, and (iii) have independently and without reliance upon SCSF Equities, LLC, and based on such information as you have deemed appropriate, made your own analysis and decision to sell your Common Stock to us and enter into this letter agreement. In connection with your sale to us of the Common Stock, we hereby acknowledge that we (i) are a sophisticated entity with respect to our agreement to purchase from you that number of shares of Common Stock held by you as noted opposite your name on SCHEDULE A attached hereto, (ii) have adequate information concerning the business and financial condition of Friendly to make an informed decision regarding the purchase of the Common Stock, and (iii) have independently and without reliance upon The Lion Fund L.P. or Western Sizzlin Corp., and based on such information as we have deemed appropriate, made our own analysis and decision to purchase your Common Stock from you and enter into this letter agreement.

      You acknowledge that (i) neither we nor our affiliates have given you any investment advice or opinion on whether the sale of the Common Stock is prudent, and (ii) neither we nor our affiliates have disclosed to you: (a) any information regarding Friendly, or any subsidiary or other affiliate of
Friendly, (b) any financial results for Friendly or any subsidiary or other affiliate of Friendly, (c) any representations as to the value of the Common
Stock, or (d) any other information regarding the circumstances in which we may purchase any other Common Stock from any other purchaser. We acknowledge that
(i) neither you nor your affiliates have given us any investment advice or opinion on whether the purchase of the Common Stock is prudent, and (ii) neither you nor your affiliates have disclosed to us: (a) any information regarding
Friendly, or any subsidiary or other affiliate of Friendly, (b) any financial results for Friendly or any subsidiary or other affiliate of Friendly, (c) any representations as to the value of the Common Stock, or (d) any other information regarding the circumstances in which you may sell any other Common
Stock to any other purchaser.

      You acknowledge that (i) we or our affiliates currently may have, and later may come into possession of, information about the Common Stock, Friendly,

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 10 of 12 Pages
----------------------                                    ----------------------

or Friendly's subsidiaries or other affiliates that is not known to you and that may be material to a decision to sell the Common Stock; (ii) you have determined to sell the Common Stock held by you notwithstanding your lack of such knowledge; (iii) neither we nor our affiliates shall have any liability to you, and you hereby waive and release any claims that you might have against us and our affiliates, and all of our and their respective officers, directors, employees, partners, shareholders and agents, whether under applicable securities laws or otherwise, with respect to your lack of information and your sale to us of the Common Stock and (iv) we are relying on this letter in engaging in the purchase of the Common Stock from you and would not engage in such purchase in the absence of this letter and the acknowledgements and agreements contained herein. We acknowledge that (i) you and your affiliates currently may have, and later may come into possession of, information about the
Common Stock, Friendly, or Friendly's subsidiaries or other affiliates that is not known to us and that may be material to a decision to purchase the Common
Stock; (ii) we have determined to purchase the Common Stock held by you notwithstanding our lack of such knowledge; (iii) neither you nor your affiliates shall have any liability to us, and we hereby waive and release any claims that we might have against you and your affiliates, and all of your and their respective officers, directors, employees, partners, shareholders and agents, whether under applicable securities laws or otherwise, with respect to our lack of information and our purchase from you of the Common Stock and (iv)
you are relying on this letter in engaging in the sale of the Common Stock to us and would not engage in such sale in the absence of this letter and the acknowledgements and agreements contained herein.

      This letter may be signed in counterparts and faxed copies shall be binding to the same extent as original copies. This letter shall be construed in accordance with the laws of the State of New York, without regard to any conflict of laws provisions thereof. Each party hereby waives any right to trial by jury in connection with any action, proceeding or counterclaim instituted with respect to this letter.

                  [REMAINDER OF PAGE INTENTIONAL LEFT BLANK]

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 11 of 12 Pages
----------------------                                    ----------------------

                                                SCSF EQUITIES, LLC

                                                By: /s/ Michael McConverw
                                                    ----------------------------
                                                Name:  Michael McConverw
                                                Title: Vice president and
                                                       Assistant Secretary

ACKNOWLEDGED AND AGREED
AS OF THE DATE FIRST WRITTEN ABOVE:

THE LION FUND L.P.

By:   Biglari Capital Corp.
      General Partner

By: /s/ Sardar Biglari
    --------------------------------
Name: Sardar Biglari
Title: Chief Executive Officer

WESTERN SIZZLIN CORP.

By: /s/ Sardar Biglari
    --------------------------------
Name:  Sardar Biglari
Title: Attorney-In-Fact for Western Sizzlin Corp.

                     Signature Page to Acknowlegement Letter

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 12 of 12 Pages
----------------------                                    ----------------------

                     Schedule A to Acknowledgement Letter

                                  SCHEDULE A

--------------------------------------------------------------------------------

 Entity                                           Number of Shares
--------------------------------------------------------------------------------

The Lion Fund L.P.                                     130,214
--------------------------------------------------------------------------------

Western Sizzlin Corp.                                  106,263
--------------------------------------------------------------------------------